UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)

NextDecade Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of class of securities)

65342K105
(CUSIP number)

York Capital Management Global Advisors LLC
1330 Avenue of the Americas, 20th Floor
New York, NY 10019
Telephone: (212) 300-1300

with copies to:
Kaitlin Descovich
Weil, Gotshal & Manges LLP
2000 M Street NW
Washington, DC 20026
Telephone: (202) 682-7000

(Name, address and telephone number of person authorized to receive notices and communications)

June 14, 2023
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐ .

Schedule 13D
CUSIP No. 65342K105
1	NAMES OF REPORTING PERSONS
York Capital Management Global Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 (see Item 5)

	8	SHARED VOTING POWER
64,612,016 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0 (see Item 5)

	10	SHARED DISPOSITIVE POWER
64,612,016 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
64,612,016 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.3% (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

This Amendment No. 12 (“Amendment No. 12”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017, as amended and restated (as amended, the “Statement”), and is filed by the Reporting Person with respect to the common stock, $0.0001 par value per share (“Shares”) of NextDecade Corporation (the “Issuer”).  This Amendment No. 12 is being filed solely due to a change in the number of Shares outstanding following the issuance of additional Shares reported by the Issuer in its Current Report on Form 8-K filed with the SEC on June 14, 2023, and not as a result of any transactions by the Reporting Person.  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 2.	Identity and Background.

Item 2(a) is amended and supplemented as follows:

(a) This Statement is being filed by York Capital Management Global Advisors, LLC, a New York limited liability company (“YGA” or the “Reporting Person”). This Statement is being filed by YGA with respect to the following Share ownership amounts as of the date of this Amendment No. 12:

•
6,691,594 Shares beneficially owned directly by York Capital Management, L.P., a Delaware limited partnership (“York Capital”), comprised of 5,705,260 Shares and 986,334 Shares issuable upon (i) the conversion of 3,262 shares of the Issuer’s Series A Convertible Preferred Stock, pursuant to the Certificate of Designations, dated August 9, 2018 (the “Series A Certificate of Designations” and such shares, the “Series A Preferred Shares”), (ii) the conversion of 1,112 shares of the Issuer’s Series C Convertible Preferred Stock, pursuant to the Certificate of Designations, dated March 17, 2021 (the “Series C Certificate of Designations” and such shares, the “Series C Preferred Shares”) and (iii) exercise of 17,924 warrants, pursuant to the Series C Warrant Agreement, by and between the Issuer and YGA, dated March 17, 2021 (the “Series C Warrants”);

•	8,161,422 Shares beneficially owned directly by York Select Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Select Strategy”);
•
13,146,114 Shares beneficially owned directly by York Credit Opportunities Fund, L.P., a Delaware limited partnership (“York Credit Opportunities”), comprised of 11,751,923 Shares and 1,394,191 Shares issuable upon (i) conversion of 4,148 Series A Preferred Shares, (ii) conversion of 1,810 Series C Preferred Shares and (iii) exercise of 29,874 Series C Warrants;

•
14,152,565 Shares beneficially owned directly by York Credit Opportunities Investments Master Fund, L.P., a Cayman limited partnership (“York Credit Opportunities Master”), comprised of 12,628,348 Shares and 1,524,217 Shares issuable upon (i) conversion of 4,459 Series A Preferred Shares, (ii) conversion of 2,015 Series C Preferred Shares and (iii) exercise of 34,356 Series C Warrants;

•
3,484,635 Shares beneficially owned directly by York European Distressed Credit Fund II, L.P., a Delaware limited partnership (“York European Fund”), comprised of 2,522,723 Shares and 961,912 Shares issuable upon (i) conversion of 796 Series A Preferred Shares, (ii) the conversion of 2,309 Series C Preferred Shares and (iii) exercise of 41,824 Series C Warrants;

•
15,120,786 Shares beneficially owned directly by York Multi-Strategy Master Fund, L.P., a Cayman Islands exempted limited partnership (“York Multi-Strategy”), comprised of 13,567,803 Shares and 1,552,983 Shares issuable upon (i) conversion of 5,678 Series A Preferred Shares, (ii) conversion of 1,469 Series C Preferred Shares and (iii) exercise of 23,899 Series C Warrants;

•
1,284,371 Shares beneficially owned directly by York Tactical Energy Fund L.P., a Delaware limited partnership (“York Tactical”), comprised of 41,488 Shares and 1,242,883 Shares issuable upon (i) conversion of 2,674 Series B Preferred Shares, (ii) conversion of 2,156 Series C Preferred Shares and (iii) exercise of 35,849 Series C Warrants; and

•
2,570,530 Shares beneficially owned directly by York Tactical Energy Fund PIV-AN L.P., a Delaware limited partnership (“York Tactical PIV-AN” and together with York Tactical, York Capital, York Credit Opportunities, York Credit Opportunities Master, York European Fund, York Multi-Strategy and York Select Strategy, the “York Funds”), comprised of 82,977 Shares and 2,487,553 Shares issuable upon (i) conversion of 5,355 Series B Preferred Shares, (ii) conversion of 4,318 Series C Preferred Shares and (iii) exercise of 70,205 Series C Warrants.

Item 5.	Interests in the Securities of the Issuer.

Item 5 is amended and restated as follows:

The responses set forth on rows 7 through 13 of the cover pages of this Amendment No. 12 are incorporated by reference in this Item 5. The beneficial ownership information that follows in this Item 5 is as of the date of this Amendment No. 12.

(a)          (i) YGA may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 64,612,016 Shares in the aggregate, comprised of 54,461,944 Shares and 10,150,072 Shares issuable upon (i) the conversion of 18,343 Series A Preferred Shares, (ii) the conversion of 8,029 Series B Preferred Shares, (iii) the conversion of 15,189 Series C Preferred Shares, and (iv) the exercise of 253,931 Series C Warrants, which represent approximately 38.3% of the outstanding Shares (calculated based on 150,566,623 Shares outstanding as of May 5, 2023, as reported by the Issuer in its Prospectus filed with the SEC on May 19, 2023, plus (i) 10,150,072 Shares representing the aggregate number of Shares issuable in upon the conversion of Series A Preferred Shares, Series B Preferred Shares and Series C Preferred Shares and exercise of Series C Warrants (beneficially owned by YGA) and (ii) 8,026,165 Shares issued by the Issuer as reported in the Current Report on Form 8-K filed by the Issuer on June 14, 2023, collectively, the “York Outstanding Shares”, as confirmed by the Issuer).

(ii) York Capital may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 6,691,594 Shares, comprised of 5,705,260 Shares and 986,334 Shares issuable upon (i) the conversion of 3,262 Series A Preferred Shares, (ii) the conversion of 1,112 Series C Preferred Shares and (iii) exercise of 17,924 Series C Warrants. As the general partner of York Capital, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Capital.

(iii) York Select Strategy may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 8,161,422 Shares. As the general partner of York Select Strategy, York Select Domestic Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York Select Strategy.

(iv) York Credit Opportunities may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 13,146,114 Shares, comprised of 11,751,923 Shares and 1,394,191 Shares issuable upon (i) conversion of 4,148 Series A Preferred Shares, (ii) conversion of 1,810 Series C Preferred Shares and (iii) exercise of 29,874 Series C Warrants. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to be the beneficial owner of the securities beneficially owned by York Credit Opportunities.

(v) York Credit Opportunities Master may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 14,152,565 Shares, comprised of 12,628,348 Shares and 1,524,217 Shares issuable upon (i) conversion of 4,459 Series A Preferred Shares, (ii) conversion of 2,015 Series C Preferred Shares and (iii) exercise of 34,356 Series C Warrants.  As the general partner of York Credit Opportunities Master, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Credit Opportunities Master.

(vi) York European Fund may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,484,635 Shares, comprised of 2,522,723 Shares and 961,912 Shares issuable upon (i) conversion of 796 Series A Preferred Shares, (ii) the conversion of 2,309 Series C Preferred Shares and (iii) exercise of 41,824 Series C Warrants. As the general partner of York European Fund, York European Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York European Fund.

(vii) York Multi-Strategy may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 15,120,786 Shares, comprised of 13,567,803 Shares and 1,552,983 Shares issuable upon (i) conversion of 5,678 Series A Preferred Shares, (ii) conversion of 1,469 Series C Preferred Shares and (iii) exercise of 23,899 Series C Warrants. As the general partner of York Multi-Strategy, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Multi-Strategy.

(viii) York Tactical may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,284,371 Shares comprised of 41,488 Shares and 1,242,883 Shares issuable upon (i) conversion of 2,674 Series B Preferred Shares, (ii) conversion of 2,156 Series C Preferred Shares and (iii) exercise of 35,849 Series C Warrants. As the general partner of York Tactical, York Tactical Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York Tactical.

 (ix) York Tactical PIV-AN may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,570,530 Shares comprised of 82,977 Shares and 2,487,553 Shares issuable upon (i) conversion of 5,355 Series B Preferred Shares, (ii) conversion of 4,318 Series C Preferred Shares and (iii) exercise of 70,205 Series C Warrants. As the general partner of York Tactical PIV-AN, York Tactical Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York Tactical PIV-AN.

(x) To the knowledge of the Reporting Person, except as described above, no Shares are beneficially owned, or may be deemed to be beneficially owned, by any of the persons named on Exhibit 1 to this Statement. The number of Shares beneficially owned and the percentage of Shares represented thereby, for each person named above, have been computed in accordance with Rule 13d-3 under the Exchange Act.

 (b)         (i) YGA may be deemed to be the beneficial owner of 64,612,016 Shares in the aggregate, comprised of 54,461,944 Shares and 10,150,072 Shares issuable upon (i) the conversion of 18,343 Series A Preferred Shares, (ii) the conversion of 8,029 Series B Preferred Shares, (iii) the conversion of 15,189 Series C Preferred Shares, and (iv) the exercise of 253,931 Series C Warrants, which represent approximately 38.3% of the York Outstanding Shares.

(ii) York Capital may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 6,691,594 Shares, comprised of 5,705,260 Shares and 986,334 Shares issuable upon (i) the conversion of 3,262 Series A Preferred Shares, (ii) the conversion of 1,112 Series C Preferred Shares and (iii) exercise of 17,924 Series C Warrants. As the general partner of York Capital, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of securities beneficially owned by York Capital.

(iii) York Select Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 8,161,422 Shares. As the general partner of York Select Strategy, York Select Domestic Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Select Strategy.

(iv) York Credit Opportunities may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 13,146,114 Shares, comprised of 11,751,923 Shares and 1,394,191 Shares issuable upon (i) conversion of 4,148 Series A Preferred Shares, (ii) conversion of 1,810 Series C Preferred Shares and (iii) exercise of 29,874 Series C Warrants. As the general partner of York Credit Opportunities, York Credit Opportunities Domestic may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Credit Opportunities.

(v) York Credit Opportunities Master may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 14,152,565 Shares, comprised of 12,628,348 Shares and 1,524,217 Shares issuable upon (i) conversion of 4,459 Series A Preferred Shares, (ii) conversion of 2,015 Series C Preferred Shares and (iii) exercise of 34,356 Series C Warrants.  As the general partner of York Credit Opportunities Master, Dinan Management may be deemed to be the beneficial owner of the securities beneficially owned by York Credit Opportunities Master.

(vi) York European Fund may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of, 3,484,635 Shares, comprised of 2,522,723 Shares and 961,912 Shares issuable upon (i) conversion of 796 Series A Preferred Shares, (ii) the conversion of 2,309 Series C Preferred Shares and (iii) exercise of 41,824 Series C Warrants. As the general partner of York European Fund, York European Holdings may be deemed to be the beneficial owner of the securities beneficially owned by York European Fund.

(vii) York Multi-Strategy may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 15,120,786 Shares, comprised of 13,567,803 Shares and 1,552,983 Shares issuable upon (i) conversion of 5,678 Series A Preferred Shares, (ii) conversion of 1,469 Series C Preferred Shares and (iii) exercise of 23,899 Series C Warrants. As the general partner of York Multi-Strategy, Dinan Management may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Multi-Strategy.

(viii) York Tactical may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 1,284,371 Shares comprised of 41,488 Shares and 1,242,883 Shares issuable upon (i) conversion of 2,674 Series B Preferred Shares, (ii) conversion of 2,156 Series C Preferred Shares and (iii) exercise of 35,849 Series C Warrants. As the general partner of York Tactical, York Tactical Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Tactical.

      (ix) York Tactical PIV-AN may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,570,530 Shares comprised of 82,977 Shares and 2,487,553 Shares issuable upon (i) conversion of 5,355 Series B Preferred Shares, (ii) conversion of 4,318 Series C Preferred Shares and (iii) exercise of 70,205 Series C Warrants. As the general partner of York Tactical PIV-AN, York Tactical Holdings may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of the securities beneficially owned by York Tactical PIV-AN.

(x) To the knowledge of the Reporting Person, none of the persons named on Exhibit 1 to this Statement has, or may be deemed to have, any power to dispose of, direct the disposition of, vote or direct the vote of any Shares.

(c)  Except as disclosed in Item 4 of this Statement, neither the Reporting Person or, to its knowledge, any of its respective executive officers, directors, general partners, or managing members, as applicable, has effected a transaction in Shares within last sixty days.

(d)  The responses of the Reporting Person to Item 2 and Item 5(a) and (b) of this Statement are incorporated herein by reference.  Under certain circumstances, partners of the York Funds, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares owned by such York Fund. The Reporting Person disclaims beneficial ownership of all Shares reported in this statement pursuant to Rule 13d-4 under the Exchange Act. Except as set forth in this Item 5(d), to the knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any other Shares deemed to be beneficially owned by the Reporting Person.

(e)  Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 16, 2023

York Capital Management Global Advisors, LLC

By:	/s/ Brian Traficante
Name: Brian Traficante
Title: Managing Director & Chief Operating Officer, General Counsel and Chief Compliance Officer